Exhibit 99.2

1Q26 EARNINGS PRESENTATION

IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others . IM

INDEX 04 08 19 20

Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Brank methodology; 2 – 1Q26 adjusted diluted EPS annualized Core Investment KPIs Balance Sheet and Profitability R$ 2.1 trillion Client’s assets, AUM and AUA ( +21% YoY) R$ 18.3 K Total Advisors ( +1% YoY) R$ 4.8 million Active Clients (+ 2% YoY) R$ 4.9 bn Gross Revenue (+8% YoY) R$ 1.4 bn Adj. EBT (+8 YoY) R$ 1.3 billion Adj. Net Income (+7% YoY) 21.7 % ROE 20.7 % BIS Ratio 1 9 % Adj. Diluted EPS Growth YoY Income Statement 1 Q 26 HIGHLIGHTS LONG TERM FUNDAMENTALS REMAIN STRONG DESPITE SHORT TERM VOLATILITY 2019 2020 2021 2022 2023 2024 2025 29% CAGR Adjusted Diluted EPS R$ 2026 2

CLIENT ASSETS Growing 21% YoY backed by the expansion of our ecosystem Total Client Assets, AUM and AUA in XP totaling R$ 2.1 trillion Total Client Assets, AUM and AUA (R$ Billion) Total Client Assets (in R$ bn) AUM (in R$ bn) AUA (in R$ bn) 190 252 267 249 336 346 1,328 1Q25 1,491 4Q25 1,529 1Q26 1,766 2,079 2,142 +21% Best Financial Advisory Platform 8th Consecutive Year 1 Note: 1 - Awarded by Folha de São Paulo in April 2025

1Q26 Retail NNM of R$19bn Retail Net New Money (R$ Billion) Corporate & Institutional 20 20 19 4 12 - 4 1Q25 4Q25 1Q26 24 32 14 FGC Payments Retention (R$ Billion) RETENTION HIGH WITH GROWTH COMBINED NNM ORGANIC BRAND: STRONG FGC PAYMENTS OF Brand Strength combined with Close Advisor Interactions resulted in an initial ~80% retention 25 19 6 FGC Payments Churn Paid in XP 77% Retention

OUR AGNOSTIC, EXCELLENCE-DRIVEN MODEL POSITIONS US TO ACHIVE LEADERSHIP IN INVESTMENTS IN BRAZIL

RETAIL INVESTMENTS

- **RETAIL CLIENTS OPPORTUNITY** → Adequate value proposition, backed by technology, enabling us to resume growth with profitability
- **HIGH INCOME STRENGTH** → Core segment with healthy underlying trends supported by our agnostic service model
- **PRIVATE GROWING** → Maturing franchise enables us to gain market share

KEY GROWTH DRIVERS

- SALES FORCE EXPANSION
- HIGHER PRODUCTIVITY
- TAKE RATE

The only factor that is beyond our control

Road to double-digit growth supported by improved execution across our client segments

1Q26 FINANCIALS

New Revenue Breakdown 9 A better representation of how operate the company: Retail and Wholesale, and allocation of “Other” among business lines. in R$ million 4,919 Gross Revenue 3,773 Retail 1,167 Equities 756 Fixed Income 392 Funds Platform 118 Retirement Plans 356 Cards 90 Credit 59 Insurance 834 Other Retail Revenue 1,146 Wholesale 269 Issuer Services 498 Corporate 379 Institutional

Retail Wholesale Banking Other Gross Revenue Breakdown R$ Million Gross Revenue Breakdown % GROSS REVENUE G R O S S R E V E N U E P O S T E D + 8 % G R O W T H YoY W I T H R E TA I L G A I N I N G R E P R E S E N TAT I V E N E S S Q o Q 906 210 3,441 1Q25 3,862 1,241 175 4Q25 3,773 1,146 1Q26 4,557 4,919 +8% 5,279 76% 10 73% 77% 20% 24% 23% 5% 1Q25 3% 4Q25 1Q26

Equities Fixed Income Funds Platform New Verticals Other Retail RETAIL GROSS REVENUE I N C R E A S I N G R E V E N U E D I V E R S I F I C AT I O N Retail Revenue R$ Million Retail Gross Revenue Breakdown % 1Q25 11 4Q25 1Q26 3,441 3,773 +10% 3,862 28% 27% 31% 29% 24% 20% 9% 11% 10% 16% 19% 17% 17% 19% 22% 1Q25 4Q25 1Q26

WHOLESALE BANKING REVENUE Revenues growing 26% YoY, highlighting our Corporate franchise evolution Corporate, Issuer Services and Institutional Breakdown R$ Million 280 491 498 282 404 269 344 346 379 1Q25 4Q25 1Q26 906 1,241 1,146 +26% Corporate 12 Issuer Services Institutional

SALES, GENERAL & ADMINISTRATIVE EXPENSES ( SG& A) ¹ (LTM%) 970 447 582 514 1Q25 1,140 4Q25 1,096 1Q26 1,416 +14% 1,722 1,610 SG& A¹ (R$ Milion) People Non - people 24.8% 35.9% 1Q24 2Q24 3Q24 4Q24 22.8% 33.6% 1Q25 2Q25 3Q25 4Q25 23.2% 34.6% 1Q26 Efficiency and Compensation Ratios¹ Compensation Ratio Efficiency Ratio Notes: 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and others 13

EBT G RO W S O N YEARLY BASI S EBT (R$ Milion) ADJUSTED EARNINGS BEFORE TAXES (EBT) 29.9% 1Q25 32.7% 4Q25 30.0% 1Q26 1,314 1,640 1,418 8% EBT Margin 14

1 - Please refer to the Non - GAAP Reconciliation in the appendix. NET I NCO M E G RO W TH YO Y W I TH M ARG I N EXPANSI O N Q O Q ADJUSTED NET INCOME 28.1% 1Q25 26.5% 4Q25 27.8% 1Q26 1,236 1,331 1,318 7% Adjusted Net Income 1 Adjusted Net Margin 15

CAPITAL MANAGEMENT

Dividends Paid and Share Repurchases (R$ Million)



Executed Share Repurchases
Dividends Paid
New Buyback Program
Dividends to be Paid in 2Q26
1,815
4,458
3,542
916
3,354
2,000
1,354
2,399
500
1,899
~2,500
500
1,000
~50%
2022
2023
2024
2025
2026

Payout Ratio



51%
114%
74%
46%
>50%
2022
2023
2024
2025
2026E

Consistent Capital Distribution to Shareholders, with more than R$14 bn in Dividends and Share Repurchases

16

Notes: 1 – Calculated based on Adjusted Net Income EPS and Return on Tangible Equity Adjusted Diluted EPS 1 ( R $ ) 24.1% 1Q25 22.8% 4Q25 21.7% 1Q26 30.2% 27.7% 26.2% Adjusted Annualized ROTE and ROAE 1 ROAE ROTE 1Q25 17 4Q25 1Q26 2.29 2.49 +9% 2.56

CAPITAL MANAGEMENT BIS Ratio 1 20.7% BIS Ratio Common Equity Tier 1 Additional Tier 1 Tier 2 51% 51% 40% Risk - Weighted Assets and VaR (R$ Milion) Credit RWA Market RWA Operational RWA RWA % of Total Assets 16 bps 17 bps 14 bps VaR 2 of R$36mm , or 14bps of Equity Notes: 1 – Managerial BIS Ratio, calculated in accordance with Central Bank methodology, 2 – Average Daily VaR,1 day, 95% 1Q25 4Q25 1Q26 19.0% 20.4% 20.7% 17.3% 0.8% 0.8% 17.3% 1.4% 1.7% 17.5% 1.5% 1.7% 0,000 18 18 0,005 46% 39% 16% 29% 1Q25 51% 34% 15% 30% 4Q25 50% 34% 16% 29% 1Q26 102 119 122

Q&A

APPENDIX

To t a l U n s e c u r e d S e c u r e d R $ billion 23.5 5.7 17.8 Loans 9.2 1.8 7.4 Credit Card 41.5 37.5 4.0 Corporate Securities 74.3 45.1 29.1 Credit Portfolio Main Activities Investment Banking Fixed Income Distribution Corporate Credit TOTAL LOAN 21

Non - GAAP Reconciliation 22 Managerial P&L Reclassifications and Adjustments Accounting P&L in R$ mn 4,919 - 4,919 Gross Revenues (186) 59 (245) Sales Taxes & Deductions 4,733 59 4,674 Net Revenues (1,554) - (1,554) COGS 3,179 59 3,120 Gross Profit (1,609) 1 (1,609) Total SG&A (1,096) - (1,096) People (512) 1 (513) Non - People (68) 15 (83) Depreciation & Amortization (103) - (103) Interest expense on debt 19 - 19 Share of profit or (loss) in joint ventures and associates 1,418 74 1,343 EBT (100) (74) (26) Tax expense 1,318 - 1,318 Net Income Bridge from Accounting P&L to Managerial P&L – 1Q26

Non - GAAP Reconciliation 23 QoQ 4Q25 YoY 1Q25 1Q26 (in R$ mn) 3% 1,282 7% 1,236 1,318 Net Income - 13 - - - Hedge of Social Charges - (3) - - - PSU Expiration Expenses / Hedge of Social Charges - 39 - - - Tax Expenses - 1% 1,331 7% 1,236 1,318 Adjusted Net Income Non - GAAP Reconciliation of Adjusted Net Income

I n v e s t o r R e l a t i o n s i r @ x p i . c o m . b r h t t p s : / / i n v e s t o r s . x p i n c . c o m / 4Q25 EARNINGS PRESENTATION